

April 21, 2011

Via E-mail
Gary T. Krenek, SVP & CFO
Diamond Offshore Drilling, Inc.
15415 Katy Freeway
Houston, Texas 77094

  Re: Diamond Offshore Drilling, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2010
    Filed February 25, 2011
    File No. 1-13926

Dear Mr. Krenek:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Critical Accounting Estimates, page 26

1. In connection with your impairment review of seven cold stacked rigs, we note that you "consider" the impact of a 5% reduction in assumed day rates. Your disclosure is not clear on how you actually utilize this additional analysis. Please clarify whether you would record an impairment if one existed under the additional analysis. If an impairment would not be recorded, tell us the results of the additional analysis.

2. Since 2004, you have indicated in filings that you consider "alternatively the impact of a 5% reduction in utilization … as part of our [impairment] analysis." Please tell us (i) why this disclosure was removed from your current year Form 10-K, (ii) whether it

relates to a change in the way you test for impairment, and (iii) whether there would be an impairment as of December 31, 2010 assuming a 5% reduction in utilization.

3. Please clarify for us how you determined that a 5% reduction in assumed day rates for the cold-stacked rigs was an appropriate manner and threshold for the additional testing of your impairment analysis. In addition, on page 24 you state that "as utilization rates decrease, dayrates tend to decrease as well." Please clarify for us how you take this correlation into account in your analysis.

4. Your disclosure that "management's assumptions are an inherent part of our asset impairment evaluation and the use of different assumptions could produce results that differ from those reported" appears to be boilerplate. Please tell us how you have considered the guidance in Section V of SEC Release No.: 34-48960 in preparing your disclosure.

Financial Statements, page 51

Consolidated Balance Sheets, page 53

5. We note that Other Assets increased from $108,839,000 to $544,333,000, and that part of the increase is attributable to the $154,400,000 first installment of a new drillship. Please clarify for us the significant components that comprise the remaining portion of the increase in Other Assets.

Note 1: General Information, page 58

Drilling and Other Property and Equipment, page 59

6. We note that you capitalize replacements and betterments that meet certain criteria. Please clarify for us and in future annual filings the criteria that you utilize. In addition, we note on page 26 that you regard the judgments, assumptions and estimates related to capitalization of property, plant, and equipment as part of your most critical. To help us better understand your disclosure and accounting, please identify for us any material capitalized replacements and betterments that have involved significant judgment as to whether capitalization was appropriate.

Note 8: Drilling and Other Property and Equipment, page 70

7. We note that you present drilling rigs and equipment on one line item. On page 41, you disclose that these items have useful lives ranging from three to 30 years. Given that drilling rigs and equipment appear to have substantially different useful lives, please tell us how you have considered separately presenting these items, as provided by ASC 360-10-50-1. Please similarly address the separate presentation of the amount attributable to your ongoing rig equipment replacement and enhancement programs, as discussed under capital expenditures on page 41, to the extent there are any significant items capitalized

that would not be identified as either rig or equipment. We note you have historically referred to these programs and since 2007, the amount annually attributable to them is in excess of $300 million.

Note 13: Income Taxes, page 76

8.   We note that it is your intention to indefinitely reinvest certain future earnings of Diamond Offshore International Limited, a wholly owned foreign subsidiary. Please tell us how you have considered the guidance in ASC 740-30-50-2 as it relates to disclosing the amount of unremitted earnings that have been indefinitely invested abroad. In addition, clarify for us and in future filings the impact, if any, to your liquidity and capital resources from these earnings being indefinitely invested abroad.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Fay at (202) 551-3812, Kim Calder, Assistant Chief Accountant, at (202) 551-3701, or me at 202-551-3299, if you have questions regarding the comments.

Sincerely,

/s/ Mark C. Shannon

Mark C. Shannon
Branch Chief